FDX CAPITAL LLC

(SEC I.D. No. 8-065170)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

PUBLIC

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SEC FILE NUMBER
8-65170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FDX Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Madison Avenue, 24 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Smith	516 782-1466	esmith@jamesalpha.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	2874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth A Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FDX Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOIS A. CULICELLI
Notary Public, State of New York
No. 01CU6212919
Qualified in Nassau County
Commission Expires ~~February 1, 20~~ March 31, 2024

Notary Public

Signature:

Title:
FINOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) *Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.*
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of FDX Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FDX Capital LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FDX Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FDX Capital LLC's management. Our responsibility is to express an opinion on FDX Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FDX Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as FDX Capital LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 5, 2025

FDX CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

Cash	$	244,389
Accounts receivable		2,602,715
Intercompany receivable		105
Prepaid expenses		31,296
Total Assets	$	2,878,505

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,159,214
Total Liabilities		2,159,214
Member's equity		719,291
Total Liabilities and Member's Equity	$	2,878,505

-

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

   FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the state of New Jersey as a registered broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company's income is derived from fees earned by raising money for entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements.

2. SIGNIFICANT ACCOUNTING POLICIES

   ACCRUAL BASIS OF ACCOUNTING

   The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's year-end is December 31.

   SIGNIFICANT JUDGMENTS

   Revenue from contracts with customers include private placement income and fees from investment banking, M&A and raising capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the approach measurement of the company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future event.

   REVENUE RECOGNITION

   The Company provides Investment Banking and Placement services on mergers and acquisition and raising of debt capital. Revenue for Investment Banking and Placement arrangements are generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligation is simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is

needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract.

Retainer fees are earned on some placement arrangements. The Company recognizes non-refundable retainer fees earned when services are performed.

The company earns Management fees for acting as an introducing agent to private placement deals. Fees earned are a percentage of the management fees earned by the fund manager and are recognized monthly.

SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement, investment banking, management fees. The Company has identified its CFO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to hold onto the capital or distribute to parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

LEASES

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases as it is not a party to lease agreements. The company records shared expenses monthly.

INCOME TAXES

The Company is a wholly owned subsidiary of James Alpha Holdings LLC, a limited liability Company taxed as a partnership, thus the accompanying financial statements do not include any provision for federal or state income taxes.

USE OF ESTIMATES

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CONCENTRATION OF RISK

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. NET CAPITAL

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2024, the Company's net capital of $77,389 was less than the calculated FINRA minimum net capital of $100,421, and the percentage of aggregate indebtedness to net capital was 1946%. The company made discovery of the deficiency of net capital and AI ratio on January 15, 2025 and immediately notified and filed the deficiency notification with FINRA on the same day. The deficiency had been corrected at the time the notification was filed.

4. RELATED PARTY TRANSACTIONS

FDX Capital currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Management LLC, a related entity. James Alpha Management charged FDX Capital for certain occupancy, operational expenses and salary related expenses. FDX Capital charges James Alpha Management for regulatory and compliance expenses.

5. CONCENTRATION AND CREDIT RISK

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During the year ended December 31, 2024, one client comprised 51% of total revenues and the same client accounted for 84% of Accounts receivables. Management has evaluated the collectability of the receivable and has determined that no allowance for doubtful accounts is necessary.

6. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The company settled a lawsuit claim by a former employee. The exposure to the company was $25,000 which was the deductible of the EPLI insurance policy.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. No material subsequent events have occurred.